UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
EUROHOLDINGS LTD
(Exact Name of Registrant as Specified in Its Charter)
Republic of the Marshall Islands	N/A
(State of Incorporation or Organization)	(IRS Employer Identification No.)
4 Messogiou & Evropis Street 151 24 Maroussi, Athens, Greece	151 24
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) or (e) please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d) or (e), please check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1.	Description of Registrants Securities to be Registered.
This Form 8-A is furnished by Euroholdings Ltd, a Marshall Islands corporation (the “Company”) in connection with entry into an Amended and Restated Shareholders’ Rights Agreement dated as of June 23, 2025, between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agreement”) relating to the preferred stock purchase rights (the “Rights”).
On May 13, 2025, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of common stock, par value $0.01 per share, to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon, subject to limited exceptions, any person or group which acquires 15% or more of the outstanding common stock of the Company without the approval of the Board. If a shareholder’s beneficial ownership of the Company’s common stock as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by a certain amount.
Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share, at an exercise price of $30 per share, once the Rights become exercisable. This portion of Series A Participating Preferred Stock will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of common stock. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our Board of Directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.
The Rights may have anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board of Directors.
The following is a summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement and the Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, a copy of which is attached as Exhibit 4.1 and Exhibit 3.1 hereto, respectively, and each is incorporated herein by reference. The foregoing description of the Rights Agreement and the Rights are qualified in their entirety by reference to such exhibits.
Detachment of the Rights

The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are attached to all certificates representing our currently outstanding common stock, or, in the case of uncertificated common stock registered in book entry form, which we refer to as “book entry shares,” by notation in book entry accounts reflecting ownership, and will attach to all common stock certificates and book entry shares we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire on May 14, 2035, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the Company’s common stock; or
•
the 10th business day (or such later date as determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company’s common stock.

“Acquiring person” is generally defined in the Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of the Company’s common stock. However, the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company, or any person holding shares of common stock for or pursuant to the terms of any employee benefit plan of the Company, or pursuant to a dividend or distribution paid in shares of the Company’s common stock, are excluded from the definition of “acquiring person.” In addition, persons who beneficially own 15% or more of the Company’s common stock on the effective date of the Rights Agreement are excluded from the definition of “acquiring person” until such time as they acquire additional shares in excess of 2% of the Company’s then outstanding common stock as specified in the Rights Agreement for purposes of the Rights, and therefore, until such time, their ownership cannot trigger the Rights.

For purposes of the Stockholders Rights Agreements, Marla Investments Inc., a Marshall Islands corporation, Nami Holding Inc., a Marshall Islands corporation, Latsco Shipping Limited, a Bermuda company, Latsco Shipping Holding, a Cayman Islands company, Katakolo Shipping Inc., a Marshall Islands corporation, Latsco LNG LLC, a Marshall Islands limited liability company, Latsco LPG Inc., a Marshall Islands corporation, and Marla Shipping Limited, a Marshall Islands corporation, Christian Paris Kassidokostas, EFG Trust Company Limited, as trustee of the Westcape II Trust, EFG Trust Company Limited, as trustee of the Westcape V Trust, and each of their respective Affiliates will not be considered an Acquiring Person regardless of the beneficial ownership. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts.

Our Board of Directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the Rights distribution date:

•	our common stock certificates and book entry shares will evidence the Rights, and the Rights will be transferable only with those certificates; and
•	any new common stock will be issued with Rights and new certificates or book entry shares, as applicable, will contain a notation incorporating the Rights Agreement by reference.

As soon as practicable after the Rights distribution date, the Rights agent will mail certificates representing the Rights to holders of record of common stock at the close of business on that date. After the Rights distribution date, only separate Rights certificates will represent the Rights.

We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our Board of Directors may otherwise determine.

Series A Participating Preferred Stock Provisions

Each one one-thousandth of a share of Series A Participating Preferred Stock, if issued, will, among other things:

•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common stock or a subdivision of the outstanding common stock (by reclassification or otherwise), declared on common stock since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a share of Series A Participating Preferred Stock should approximate the value of one share of common stock.

Flip-In Event

If an acquiring person acquires more than 15% of the company’s common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company’s common stock which has a market value of twice the exercise price.  However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Event

A “flip-over event” will occur under the Rights Agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or
•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a Right, other than any Right that has become void as we describe under the heading “Flip-In Event” above, will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Anti-dilution

The number of outstanding Rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the Rights distribution date. With some exceptions, the Rights Agreement will not require us to adjust the exercise price of the Rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our Series A Participating Preferred Stock that are not integral multiples of one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.

Redemption of Rights

Prior to the Close of Business on the earlier of (i) the Distribution Date and (ii) the Final Expiration Date, both as defined in the Rights Agreement, we may order redemption of the Rights in whole, but not in part, at a redemption price of $0.01 per Right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The Rights are not exercisable after a flip-in event if they are timely redeemed by us or until ten days following the first public announcement of a flip-in event. If our Board of Directors timely orders the redemption of the Rights, the Rights will terminate on the effectiveness of that action.  Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right.

Exchange of Rights

We may, at our option, exchange the Rights (other than Rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per Right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than us or our existing stockholders becoming the beneficial owner of 50% or more of our outstanding common stock for the purposes of the Rights Agreement. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of common stock.

Amendment of Terms of Rights

During the time the Rights are redeemable, we may amend any of the provisions of the Rights Agreement. Once the Rights cease to be redeemable, we generally may amend the provisions of the Rights Agreement, only as follows:

•	to cure any ambiguity, defect or inconsistency;
•	to make changes that do not materially adversely affect the interests of holders of Rights, excluding the interests of any acquiring person; or
•
to shorten or lengthen any time period under the Rights Agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of Rights other than an acquiring person.

Expiration

The Rights expire on the earliest of (i) May 14, 2035; or (ii) the redemption or exchange of the Rights as described above.
Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Item 2.	Exhibits	Description
	3.1	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd

	3.2	Specimen Common Stock Certificate

4.1
Amended and Restated Shareholders Rights Agreement dated June 23, 2025 between Euroholdings Ltd and Equiniti Trust Company, LLC, as rights agent, which includes as Exhibit A the Form of Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: June 23, 2025	EUROHOLDINGS LTD

	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	Chairman, President and CEO

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd

3.2	Specimen Common Stock Certificate

4.1
Amended and Restated Shareholders Rights Agreement dated June 23, 2025 between Euroholdings Ltd and Equiniti Trust Company, LLC, as rights agent, which includes as Exhibit A the Form of Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Euroholdings Ltd, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights.